Encore Artistic Solutions, Inc

ENCORE.

ANNUAL REPORT

668 North Coast HWY, Suite 166 Laguna Beach, CA 92651

Oceanside, CA 92058

(844) 336-2673

www.encoreartpaint.com

This Annual Report is dated May 22, 2024.

BUSINESS

Overview

Encore Artistic Solutions, Inc secures the exclusive rights to large quantities of discarded paint and uses these resources to support various types of arts and craft brands. The Company has a patent pending process to sort and reformulate the material to satisfy the working artists. With several tested and approved formulas the company is able to manufacture several varieties of art paint appropriate for gallery quality works, and craft and hobby versions of our material. Each of these segments have different price points and distribution methods.

Business Model

The company sells product in both B2C and B2B methods. We are also preparing to do an instore retail pilot with a large retailer.

We reduce the burden on the environment, enable the vast artistic community to have socially responsible products without sacrificing quality or needing to change behaviors, and empower them to "Make Art Not Waste" without the supply chain issues plaguing many industries.

Corporate Structure

Encore Artistic Solutions, Inc. was organized as a Delaware C-Corporation on July 2, 2021. It is independent of any other entity.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,400,000

Use of proceeds: Founders shares.

Date: July 02, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Product development and Inventory

Date: April 29, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $65,000.00

Use of proceeds: Product development and Inventory

Date: August 03, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Product development and Inventory

Date: March 04, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Product development and Inventory

Date: August 10, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

With product development finalized and product validation through our own community of 5,300 plus artists, we have verified the product-market fit and overall viability. The company carried out price threshold and geographical acceptance utilizing our Encore branded Shopify site generating revenue from a diverse market segment.

The Company has acquired an official vender number with Michael's, North America's largest retailer of art and craft products. The Encore owned brand, Tomorrow's Artist, will launch online in early Q1 2023 with both Michaels and Amazon, and in-store with a multi-store Michael's end-cap pilot program toward the end of Q1 2023. The Company has the funds and inventory on hand to deliver the first round of orders for these programs. The Company has contracted with Channel Advisors to facilitate this system integration for both channel opportunities. At this time, Amazon integration is complete, and Michaels is ~ 30% complete with a scheduled date of delivery of November 17th. We anticipate a purchase order for opening orders in January 2023 for retail. Online and in-store fulfillment will pay as ordered with a 15-day lag.

Lastly, the Company founding team is prepared to bridge any financial needs as we approach revenue generation.

Foreseeable major expenses based on projections:

The Company has purchased all the equipment required to process and package during the product development phase.

We have several staffing positions to fill and will see a payroll begin as revenue starts to come in.

We have one additional machine that we will purchase prior to Q4, 2024.

We will be spending on brand development and marketing.

Future operational challenges:

Given that we have supply sources under exclusive agreement and the necessary equipment to support our foreseeable growth, we do not foresee signficant operational challenges. That said, demand post our launch could exceed our current supply capacity. We will need to enance our supply capacity.

Future challenges related to capital resources:

Given payment terms with some of our prospective clients, we might need "bridge" capital or factoring for receivables to keep us in a viable cash position. Furthermore, from a capital resources perspective, we desire to be capable to produce not less than 10% of our overall demand. This will require us being in position to acquire the needed equipment to support this goal.

Future milestones and events:

Looking ahead, we foresee significant growth following our current pilot agreements as well as some existing memorandums of understanding with prospective clients. This will dramatically change the trajectory of the Company's financial future. Also, from a macro perspective, the world is moving more and more toward sustainable solutions across myriad industries. We believe this will dovetail nicely with our launch and generate future potential opportunities in related categories.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $691.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Rick Armstrong

Amount Owed: $50,000.00

Interest Rate: 8.0%

Maturity Date: April 29, 2023

Creditor: Rick Armstrong

Amount Owed: $25,000.00

Interest Rate: 8.0%

Maturity Date: August 05, 2024

Creditor: Joe Negrey

Amount Owed: $100,000.00

Interest Rate: 8.0%

Maturity Date: March 29, 2023

Creditor: Pete Deutschman

Amount Owed: $65,000.00

Interest Rate: 8.0%

Maturity Date: August 29, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steve Ross

Steve Ross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: July, 2021 - Present

Responsibilities: Oversees all supply chain opportunities and sales channel and branding strategies. Steve receives 8k salary a month.

Name: Jason Ross

Jason Ross's current primary role is with Quality Network Components. Jason Ross currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: July, 2021 - Present

Responsibilities: Operations. Jason receives 6k salary a month.

Position: Secretary

Dates of Service: July, 2021 - Present

Responsibilities: To be completed.

Other business experience in the past three years:

Employer: Quality Network Components

Title: President & CEO

Dates of Service: May, 2003 - Present

Responsibilities: Over sees all operations

Name: Jeffrey Wallace

Jeffrey Wallace's current primary role is with Global Kinetics Inc.. Jeffrey Wallace currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Business Development Officer

Dates of Service: July, 2021 - Present

Responsibilities: Assist in defining strategy, pricing models and other areas of the business as requested by the chief executive officer or the president, oversee business development efforts including, but not limited to, strategic partnerships, supply chain partners, channel partners, etc., collaborate with chief executive officer or president to identify and recruit Advisory Board members, and collaborate with chief executive officer or president on fundraising initiatives. Jeff receives 6k salary a month and he is a part-time employee.

Other business experience in the past three years:

Employer: Global Kinetics Inc.

Title: Founder

Dates of Service: June, 1996 - Present

Responsibilities: Executive responsiblities for the company. Global Kinetics serves as a corporate advisor and market development accelerator partner to early-to-mid stage clients seeking to accelerate time to value and establish operations or expand within the U.S. marketplace

Other business experience in the past three years:

Employer: Silicon Valley in Your Pocket

Title: Co-Founder

Dates of Service: January, 2017 - Present

Responsibilities: Access 300+ Silicon Valley investors, managers and founders that will coach your startup with cutting edge methods, best practices and experience. We can help you get ready to take your business to the next level, get ready for investors or scale your business beyond your country's borders.

Other business experience in the past three years:

Employer: Well-Groomed Pets, Inc.

Title: Co-Founder

Dates of Service: February, 2020 - Present

Responsibilities: Well Groomed Pets was built to allow our proprietary technology to efficiently run our stores so franchise owners have a simple and profitable business in which they can focus on what they really love - caring for pets.

Other business experience in the past three years:

Employer: The Supporters Fund

Title: Limited Partner

Dates of Service: December, 2021 - Present

Responsibilities: Investor in early to mid-state startup companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Steve Ross

Amount and nature of Beneficial ownership: 2,700,000

Percent of class: 27.0

Title of class: Common Stock

Stockholder Name: Jason Ross

Amount and nature of Beneficial ownership: 2,700,000

Percent of class: 27.0

RELATED PARTY TRANSACTIONS

Name of Entity: Rick Armstrong

Relationship to Company: Controller

Nature / amount of interest in the transaction: Convertible note

Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $50,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock equal to 1% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

Name of Entity: Rick Armstrong

Relationship to Company: Controller

Nature / amount of interest in the transaction: Convertible Note

Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $25,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. The notes are convertible into shares of the Company's common stock equal to .5% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

Name of Entity: Joe Negrey

Relationship to Company: Advisory Board

Nature / amount of interest in the transaction: Convertible Note

Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $100,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. The notes are convertible into shares of the Company's common stock equal to 2% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

Name of Entity: Pete Deutschman

Relationship to Company: Advisory Board

Nature / amount of interest in the transaction: Convertible Note

Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $65,000. The interest on the note was 0%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock equal to 1.3% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

OUR SECURITIES

Name of Entity: Rick Armstrong

Relationship to Company: Controller

Nature / amount of interest in the transaction: Convertible note

Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $50,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock equal to 1% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

Name of Entity: Rick Armstrong

Relationship to Company: Controller

Nature / amount of interest in the transaction: Convertible Note

Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $25,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. The notes are convertible into shares of the Company's common stock equal to .5% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

Name of Entity: Joe Negrey

Relationship to Company: Advisory Board

Nature / amount of interest in the transaction: Convertible Note

Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $100,000. The interest on the note was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. The notes are convertible into shares of the Company's common stock equal to 2% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

Name of Entity: Pete Deutschman

Relationship to Company: Advisory Board

Nature / amount of interest in the transaction: Convertible Note

Material Terms: The Company has entered into a convertible note agreement with a related party for the purposes of funding operations totaling $65,000. The interest on the note was 0%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock equal to 1.3% of the pre-money shares of the capital stock of the company during a change of control or qualified financing event.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to $750,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for upcycling art paint. Our revenues are therefore dependent upon the market for art paint. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Sustainable artistic supplies. Delays or cost overruns in the development of our Sustainable artistic supplies and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Encore Artistic Solutions, Inc was formed on July 6 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Encore Artistic Solutions, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Sustainable artistic supplies is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Encore Artistic Solutions, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform.

Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Encore Artistic Solutions, Inc could harm our reputation and materially negatively impact our financial condition and business. New Competition New competitors can enter into the art and craft market.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 22, 2024.

Encore Artistic Solutions, Inc

By   /s/ *Steve Ross*

     Name: Encore Artistic Solutions

     Title: President / CEO

Exhibit A

FINANCIAL STATEMENTS

Encore Artistic Solutions Inc

Annual Financial Report

December 31, 2023 and December 31, 2022

Table of Contents

Encore Artistic Solutions Inc
Profit and Loss
January - December 2023 and 2022

	Jan - Dec 2023	Jan - Dec 2022
Income		
Sales	$74,135	$6,767
Cost of Goods Sold		
Cost-Paint	$36,810	$2,124
Other Production Costs	$2,154	$1,143
Production Labor	$800	$0
Production Supplies	$0	$1,296
Total Cost of Goods Sold	$39,764	$4,562
Gross Profit	$34,371	$2,205
Expenses		
Selling Expenses	$57,736	$26,340
Rent & Lease	$24,713	$25,026
Salaries & Wages	$24,000	$45,415
Digital Marketing Consulting	$15,287	$11,125
Outside Contractors	$12,850	$21,238
Travel Expenses	$11,728	$8,418
Office Supplies & Software	$10,375	$13,311
Car & Truck Expenses	$10,010	$7,701
Legal & Professional Services	$7,060	$20,770
Meals & Entertainment	$3,476	$6,677
Insurance Expense	$2,444	$10,507
Payroll Tax Expenses	$2,123	$3,782
Other Business Expenses	$8,699	$5,797
Total Expenses	$190,502	$206,107
Net Operating Income	-$156,131	-$203,902
Other Expenses		
Obsolete Equipment Write Off	$9,225	$0
Interest Expense-Convertible Notes	$23,233	$11,534
Investment Fees-Start Engine	$1,355	$15,685
Total Other Expenses	$33,812	$27,219
Net Income	-$189,943	-$231,121

The accompanying note are integral to the financial statements.

Encore Artistic Solutions Inc
Balance Sheet
As of December 31, 2023 and 2022

	As of Dec 31, 2023	As of Dec 31, 2022
ASSETS		
Current Assets		
Bank Accounts	$691	$28,496
Accounts Receivable	$2,119	$0
Inventory Asset	$58,821	$17,470
Prepaid Marketing Fees	$0	$50,000
Total Current Assets	$61,631	$95,966
Fixed Assets		
Sealing Equipment-2 Units	$0	$9,225
Total Fixed Assets	$0	$9,225
TOTAL ASSETS	$61,631	$105,191
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable (A/P)	$32,776	$1,287
Accrued Interest-Convertible Notes	$37,103	$13,869
Customer Prepayment	$17,660	$0
Sales Tax Payable	$123	$78
Shareholder Loan	$0	$54,535
Total Current Liabilities	$87,662	$69,769
Long-Term Liabilities (Note 3-Debt)		
Note Payable-Armstrong	$75,000	$75,000
Note Payable-Deutschman	$15,000	$65,000
Note Payable-Negrey	$200,000	$100,000
Total Long-Term Liabilities	$290,000	$240,000
Total Liabilities	$377,662	$309,769
Stockholders Equity (Note 5)		
Founder Investment	$221,157	$166,622
Investment-Start Engine	$92,664	$68,709
Retained Earnings	-$439,909	-$208,789
Net Income	-$189,943	-$231,121
Total Equity	-$316,031	-$204,579
TOTAL LIABILITIES AND EQUITY	$61,630	$105,191

The accompanying notes are integral to the financial statements.

Encore Artistic Solutions Inc
Statement of Cash Flows
For the years 2023 and 2022

	Jan - Dec 2023	Jan - Dec 2022
OPERATING ACTIVITIES		
Net Income	-$189,943	-$231,121
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	-$2,119	$0
Inventory Asset	-$41,351	-$17,470
Prepaid Marketing Fees	$50,000	-$50,000
Accounts Payable (A/P)	$31,490	$640
Customer Prepayment	$17,660	$0
Sales Tax Payable	$45	$200
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$55,724**	**-$66,630**
Net cash provided by operating activities	**-$134,219**	**-$297,750**
INVESTING ACTIVITIES		
Sealing Equipment-2 Units	$9,225	-$9,225
Net cash provided by investing activities	**$9,225**	**-$9,225**
FINANCING ACTIVITIES		
Note Payable-Armstrong	$0	$25,000
Note Payable-Deutschman	-$50,000	$65,000
Note Payable-Negrey	$100,000	$100,000
Founder Investment	$0	$54,535
Accrued Interest-Convertible Notes	$23,233	$11,536
Investment-Start Engine	$23,955	$68,709
Net cash provided by financing activities	**$97,189**	**$324,780**
Net cash increase for period	**-$27,806**	**$17,805**

The accompanying notes are integral to the financial statements.

Encore Artistic Solutions Inc
Changes in Stockholder Equity
January - December 2023 and 2022

	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
Inception	-	$ -	$ -	$ -	
Issuance of founders stock	5,400,000	-	-	-	-
Contributed capital		-	166,621	-	166,621
Net income (loss)	-	-	-	(208,789)	(208,789)
12/31/2021	5,400,000	$ -	$ 166,621	$ (208,789)	$ (42,168)
Stock option compensation	500,000	-		-	-
Contributed capital	-	-	-	-	-
Net income (loss)	-	-	-	(231,121)	(231,121)
12/31/2022	5,900,000	$ -	$ 166,621	$ (439,910)	$ (273,289)
Shares issued for cash	66,000	92,664		-	92,664
Contributed capital	-	-	54,535	-	54,535
Net income (loss)	-	-	-	(189,943)	(189,943)
12/31/2023	5,966,000	$ 92,664	$ 221,156	$ (629,853)	$ (316,033)

The accompanying notes are integral to the financal statements.

I, Steve Ross, the Chief Executive Officer of Encore Artistic Solutions, Inc., hereby certify that the financial statements of Encore Artistic Solutions, Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023, the amounts reported on our tax returns were total loss of $(189,943); taxable loss of $(189,943) and total tax of $800.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____4/26/24_____ (Date of Execution).

_____ (Signature)

CEO, Encore Artistic Solutions, Inc.

____4/26/24_____ (Date)

Encore Artistic Solutions, Inc
Note to the Financial Statements
For the years ended December 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

Encore Artistic Solutions, Inc. was formed on July 6, 2021 ("Inception") in the State of Delaware. The financial statements of Encore Artistic Solutions, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laguna Beach, CA.

Encore Artistic Solutions, Inc. has developed a process allowing recycled architectural paints to be re-manufactured into high quality artist paints. The Company has contracted with established paint recycling companies to manufacture its complete line of acrylic art paint. Sales channels for our product include ecommerce direct sales to consumers, retail sales at long established art supply chains and bulk paint sales to art supply companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues from artist paint sales to consumers and wholesale customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction, in Delaware and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. T

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has issued several convertible notes to certain officers and other individuals. The notes can be converted to Company common stock at the date of note maturity, or sooner at the note holder's request, or by automatic conversion upon preferred equity financing of $250,000 or more. The notes accrue interest at 8% per annum and the accrued interest is convertible to common stock as well.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company has no long-term leases or equipment financing agreements.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.50 per share. As of December 31, 2023 the company has issued 5,966,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has issued a stock option grant to its major paint supplier in Sacramento, California. This option, if fully vested, would represent 2% of the common stock of the Company. The Company also leases office and production space at the Sacramento facility on a two-year lease agreement expiring September 30, 2025. The current monthly rent payment is $1,065.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2021 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE 8 - GOING CONCERN
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial position of the Company as of December 31, 2023 as well as losses and cash outflows for the foreseeable future raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CERTIFICATION

I, Steve Ross, Principal Executive Officer of Encore Artistic Solutions, Inc, hereby certify that the financial statements of Encore Artistic Solutions, Inc included in this Report are true and complete in all material respects.

Steve Ross

President / CEO